June 27, 2006

Ms. Pamela Long

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Etwine Holdings, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed June 9, 2006
File No. 333-132401

Dear Ms. Long:

We represent eTwine, Inc. (“eTwine” or the “Company”). We are in receipt of your letter dated June 20, 2006 regarding the above referenced filing and the following are our responses:

General

1.

We note in your updated March 31, 2006 financial statement disclosure that the company collected $53,500 in subscriptions receivable from investors during 2006. $47,300 subscription receivables are outstanding as of March 31, 2006. These subscriptions receivable relate to 797,000 shares privately placed to 37 investors for $105,750 cash and $93,500 subscriptions receivable and 7.3 million shares issued to your founder in exchange for a $7,300 subscription receivable, which has not been collected.

-	Please clarify why there is a subscription receivable for Darrell Lerner for the 7.3 million shares, since you disclose elsewhere that these shares were issued in exchange for his services.

Answer:	The registration statement has been revised to disclose that the these shares were issued for a subscription receivable which has been subsequently paid for and not in exchange for services.

-

The resale shares being restricted include 600,00 shares beneficially owned by Clifford and Darrell Lerner and are part of the 7.3 million shares originally issued to Darrell Lerner in exchange for the $7,300 subscription agreement. The resale shares also include the 797,000 shares privately placed with 37 investors and for which there are outstanding $40,000 subscriptions receivable. Please provide us your analysis whether the subscriptions receivable are considered valid and sufficient consideration under Delaware law in order for legal counsel to opine that the shares being registered are fully paid and non-assessable.

Answer:

This is no longer an issue since the 40,000 in subscription receivable was previously paid for in April 2006 and the $7,300 in subscription receivable was paid for on June 15, 2006. Same is reflected in the registration statement and as a subsequent event footnote to the financial statements.

-	Please file as an exhibit the purchase agreement for the private placement of 797,000 shares.

Answer:	Attached as an exhibit is the private placement memorandum and subscription agreement for the 797,000 shares.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/Gregg E. Jaclin
GREGG E. JACLIN